Exhibit 99.1

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	As Of
	March 31, 2022	September 30, 2021
ASSETS
CURRENT ASSETS
Cash	$1,609,079	$1,903,867
Short-term investments	132,114	1,703,314
Accounts receivable, net	7,534,786	6,152,807
Inventories, net	2,143,385	1,596,492
Advance to suppliers, net	3,187,116	4,094,312
Acquisition deposit	1,000,000	1,000,000
Prepaid expenses and other current assets	95,286	98,960
TOTAL CURRENT ASSETS	15,701,766	16,549,752

Property, plant and equipment, net	23,069,191	19,228,642
Intangible assets, net	416,024	411,056
Right-of-use lease assets, net	171,380	201,007
Deferred tax assets, net	22,774	22,342
TOTAL ASSETS	$39,381,135	$36,412,799

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$1,615,503	$41,381
Current portion of long-term loans	1,845,275	448,005
Accounts payable	553,750	380,385
Due to related parties	272,942	245,104
Taxes payable	3,328,986	5,052,018
Deferred revenue	673,974	1,096,101
Accrued expenses and other current liabilities	73,710	41,711
Finance lease liabilities, current	114,216	161,286
Operating lease liability, current	69,167	62,871
TOTAL CURRENT LIABILITIES	$8,547,523	$7,528,862
Long-term loans	1,080,402	2,173,532
Finance lease liabilities, noncurrent	-	28,953
Operating lease liability, noncurrent	113,478	146,703
TOTAL LIABILITIES	9,741,403	9,878,050

COMMITMENTS AND CONTINGENCIES
EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 8,350,381 and 8,330,000 shares issued and outstanding as of March 31, 2022 and September 30, 2021, respectively	$835	$833
Additional paid in capital	15,630,251	15,540,433
Statutory reserve	1,050,721	1,050,721
Retained earnings	11,741,354	9,192,676
Accumulated other comprehensive income	710,020	222,221
TOTAL BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	29,133,181	26,006,884
Non-controlling interest	506,551	527,865
TOTAL SHAREHOLDERS’ EQUITY	29,639,732	26,534,749
TOTAL LIABILITIES AND EQUITY	$39,381,135	$36,412,799

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-1

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the six months ended March 31,
	2022	2021
REVENUE	$13,688,400	$11,698,830
COST OF REVENUE	(9,652,453)	(8,325,148)
GROSS PROFIT	4,035,947	3,373,682

OPERATING EXPENSES
Selling expenses	(83,970)	(52,666)
General and administrative expenses	(998,943)	(679,635)
Research and development expenses	(164,675)	(106,998)
Total operating expenses	(1,247,588)	(839,299)

INCOME FROM OPERATIONS	2,788,359	2,534,383

OTHER INCOME (EXPENSES)
Interest income	589	294
Interest expense	(277,764)	(197,168)
Unrealized foreign transaction exchange loss	(16,994)	(65,691)
Government subsidies	542,256	446,910
Income from short-term investments	12,419	-
Other income	43,532	41,548
Total other income, net	304,038	225,893

INCOME BEFORE INCOME TAX PROVISION	3,092,397	2,760,276

INCOME TAX PROVISION	(562,737)	(465,077)

NET INCOME	2,529,660	2,295,199
Less: net loss attributable to non-controlling interest	(19,018)	(16,200)
NET INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$2,548,678	$2,311,399

NET INCOME	2,529,660	2,295,199

OTHER COMPREHENSIVE INCOME
Total foreign currency translation adjustment	485,503	406,143
TOTAL COMPREHENSIVE INCOME	3,015,163	2,701,342
Less: comprehensive loss attributable to non-controlling interest	(21,314)	(13,580)
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$3,036,477	$2,714,922

EARNINGS PER SHARE
Basic	$0.31	$0.40
Diluted	$0.30	$0.40

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	8,350,381	5,800,000
Diluted	8,386,306	5,800,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2022 AND 2021

(UNAUDITED)

	Common shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares	Amount	capital	reserve	earnings	loss	equity	interest	equity
Balance at September 30, 2020	5,800,000	$580	$5,251,205	$579,922	$5,072,672	$(388,102)	$10,516,277	$506,732	$11,023,009
Net income (loss)	-	-	-	-	2,311,399	-	2,311,399	(16,200)	2,295,199
Amortization of share-based compensation	-	-	316,668	-	-	-	316,668	-	316,668
Foreign currency translation adjustment	-	-	-	-	-	403,523	403,523	2,620	406,143

Balance at March 31, 2021	5,800,000	$580	$5,567,873	$579,922	$7,384,071	$15,421	$13,547,867	$493,152	$14,041,019

Balance at September 30, 2021	8,330,000	$833	$15,540,433	$1,050,721	$9,192,676	$222,221	$26,006,884	$527,865	$26,534,749
Non-cash exercise of warrants	20,381	2	(2)	-	-	-	-	-	-
Amortization of stock options	-	-	89,820	-	-	-	89,820	-	89,820
Net income (loss)	-	-	-	-	2,548,678	-	2,548,678	(19,018)	2,529,660
Foreign currency translation adjustment	-	-	-	-	-	487,799	487,799	(2,296)	485,503

Balance at March 31, 2022	8,350,381	$835	$15,630,251	$1,050,721	$11,741,354	$710,020	$29,133,181	$506,551	$29,639,732

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-3

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended March 31,
	2022	2021
Cash flows from operating activities
Net income	$2,529,660	$2,295,199
Adjustments to reconcile net income to cash provided by operating activities
Allowance for doubtful accounts	187	6,323
Depreciation and amortization	112,945	117,888
Deferred income tax	(28)	13,879
Amortization of operating lease right-of-use assets	33,122	26,195
Amortization of stock options	89,820	-
Unrealized foreign currency exchange loss	16,994	65,691
Gain on disposal of property and equipment	(745)	-
Changes in operating assets and liabilities:
Accounts receivable	(1,265,109)	(2,898,493)
Inventories	(515,690)	(391,958)
Advance to suppliers, net	977,033	1,738,442
Prepaid expenses and other current assets	(38,795)	(99,108)
Accounts payable	165,741	(760,103)
Operating lease liabilities	(30,589)	(21,975)
Taxes payable	(1,806,543)	1,120,847
Deferred revenue	(440,032)	403,246
Accrued expenses and other current liabilities	41,452	383,696
Net cash provided by (used in) operating activities	(130,577)	1,999,769

Cash flows from investing activities
Purchase of short-term investments	(3,678,199)	-
Proceeds upon redemption of short-term investments	5,273,186	-
Purchase of property and equipment	(10,231)	(715)
Proceeds from sales of property and equipment	1,659
Capital expenditures on construction-in-progress	(3,577,995)	-
Net cash used in investing activities	(1,991,580)	(715)

Cash flows from financing activities
Proceeds from short-term loans	1,608,378	943,517
Proceeds from long-term loans	594,864	685,067
Repayment of short-term loans	(41,945)	(457,729)
Repayment of long-term loans	(339,343)	(109,382)
Proceeds from (repayment of) borrowings from related parties	91,965	(1,391,813)
Proceeds from (repayment of) third party loans	-	(716,574)
Principal payment from (repayment of) capital lease	(89,465)	254,970
Payment for deferred offering costs	-	(155,557)
Net cash provided by (used in) financing activities	1,824,454	(947,501)

Effect of changes of foreign exchange rates on cash	2,915	(64,052)
Net increase (decrease) in cash	(294,788)	987,501
Cash, beginning of year	1,903,867	53,106
Cash, end of year	$1,609,079	$1,040,607

Supplemental disclosure of cash flow information
Cash paid for interest expense	$277,764	$215,268
Cash paid for income tax	$785,853	$1,424
Supplemental disclosure of non-cash investing and financing activities
Amortization of share-based compensation for initial public offering services	$89,820	$316,668
Right-of-use assets obtained in exchange for operating lease obligations	$-	$255,811

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Business

Bon Natural Life Limited (“Bon Natural” or the “Company”), through its wholly-owned subsidiaries, is engaged in the research and development, manufacturing and sales of functional active ingredients extracted from natural herb plants which are widely used by manufacturer customers in the functional food, personal care, cosmetic and pharmaceutical industries. The Company sells its products to customers located in both Chinese and international markets.

Organizations

Bon Natural Life Limited was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on December 11, 2019.

Bon Natural owns 100% equity interest of Tea Essence Limited (“Tea Essence”), an entity incorporated on January 9, 2020 in accordance with the laws and regulations in Hong Kong.

Xi’an Cell and Molecule Information Technology Limited. (“Xi’an CMIT”) was formed on April 9, 2020, as a Wholly Foreign-Owned Enterprise (“WFOE”) in the People’s Republic of China (“PRC”).

Bon Natural, Tea Essence, and Xi’an CMIT are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, Mr. Yongwei Hu, the chairman of the board of directors and the chief executive officer of the Company, was the controlling shareholder of Xi’an App-Chem Bio(Tech) Co., Ltd. (“Xi’an App-Chem”), an entity incorporated on April 23, 2006 in accordance with PRC laws. Xi’an App-Chem owns 100% of the equity interests of the following subsidiaries: (1) Shaanxi App-Chem Health Industry Co., Ltd. (“App-Chem Health”) was incorporated on April 17, 2006 in Tongchuan City in accordance with PRC laws; (2), Shaanxi App-Chem Ag-tech Co., Ltd (“App-Chem Ag-tech”) was incorporated on April 19, 2013 in Dali County, Shaanxi Province in accordance with PRC laws; (3) Xi’an Yanhuang TCM Medical Research & Development Co., Ltd (“Xi’an YH”) was incorporated on September 15, 2009 in Xi’an City in accordance with PRC laws; (4) Balikun Tianmei Bio(Tech) Co., Ltd. (“Balikun”) was incorporated on December 16, 2016 in Balikun City in accordance with PRC laws; (5) App-Chem Bio (Tech) (Guangzhou) Co., Ltd. (“App-Chem Guangzhou”) was incorporated on April 27, 2018 in Guangzhou City in accordance with PRC laws and (6) Tongchuan Dietary Therapy Health Technology Co., Ltd. (“Tongchuan DT”) was incorporated on May 22, 2017 in Tongchuan City in accordance with PRC laws.

In addition, Xi’an App-Chem also owns majority of the equity interest in the following two entities: Xi’an Dietary Therapy Medical Technology Co., Ltd (“Xi’an DT”) was incorporated on April 24, 2015 in accordance with PRC laws, with 75% equity ownership interest owned by Xi’an App-Chem; Tianjin Yonghexiang Bio(Tech) Co., Ltd. (“Tianjin YHX”) was incorporated on September 16, 2019 in accordance with PRC laws, with 51% equity ownership interest owned by Xi’an App-Chem. On March 11, 2020, Xi’an App-Chem established a new 100% controlled subsidiary, Gansu Baimeikang Bioengineering Co., Ltd. (“Gansu BMK”).

On September 27, 2021, the Company disposed Balikun to a third party for RMB 1.00. As Balikun had no operating activity and no material assets, the disposal of Balikun did not constitute discontinued operation.

Xi’an App-Chem, together with its subsidiaries are collectively referred to as the “Bon Operating Companies” below.

Reorganization

A reorganization of our legal structure (“Reorganization”) was completed on May 28, 2020. The reorganization involved the incorporation of Bon Natural Life, Tea Essence and Xi’an CMIT, and entering into certain contractual arrangements between Xi’an CMIT, the shareholders of Bon Operating Companies and the Bon Operating Companies. Consequently, the Company became the ultimate holding company of Tea Essence, Xi’an CMIT and Bon Operating Companies.

F-5

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (continued)

On May 28, 2020, Xi’an CMIT entered into a series of contractual arrangements with the shareholders of the Bon Operating Companies. These agreements include, Exclusive Service Agreement, Share Pledge Agreement, Proxy Agreement, Exclusive Option Agreement, Powers of Attorney, Spousal Consent Letter, and Loan Agreement intended to guarantee the exercise of the Exclusive Option Agreements and Spouse Consents (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, Xi’an CMIT has the exclusive right to provide to the Bon Operating Companies consulting services related to business operations including technical and management consulting services. The VIE Agreements are designed to provide Xi’an CMIT with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of each of the Bon Operating Companies, including control rights and the rights to the assets, property, and revenue of each of the Bon Operating Companies. As a result of our direct ownership in Xi’an CMIT and the VIE Agreements, we believe that the Bon Operating Companies should be treated as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and we are regarded as the primary beneficiary of our VIEs. We treat our VIEs as our consolidated entities under U.S. GAAP. The Company, together with its wholly owned subsidiaries and its VIEs, is effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries, and its VIEs has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Upon the completion of the Reorganization, the Company has subsidiaries in countries and jurisdictions in the PRC and Hong Kong.

On September 8, 2021, Xi’an Youpincui Biotechnology Co., Ltd (“Xi’an Youpincui”) was formed as a Wholly Foreign-Owned Enterprise (“WFOE”) in the PRC. Tea Essence owns 100% equity interest in Xi’an Youpincui. Xi’an Youpincui currently is not engaging in any active business operations and merely acting as an investment holding company.

On June 28, 2021, the Company closed its initial public offering (“IPO”) of 2,200,000 ordinary shares, par value US$0.0001 per share at a public offering price of $5.00 per share, and the Company’s ordinary shares started to trade on the Nasdaq Capital Market under the ticker symbol “BON” since June 24, 2021. On July 2, 2021, the underwriters exercised its over-allotment option to purchase an additional 330,000 shares, par value US$0.0001 per share at the price of $5.00 per share. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totalled $12.65 million, before deducting underwriting discounts and other related expenses, resulting in net proceeds of approximately $11.3 million.

Terminating the VIE agreements for corporate restructuring

Due to PRC legal restrictions on foreign ownership in companies that engage in online sales China, the Company originally carried out its business through Xi’an App-Chem, a domestic PRC company holding a value-added telecommunications license, through a variable interest entity structure, because foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. However, the Company’s online sales have historically generated minimal revenues. On September 28, 2021, the Company’s Board of Directors approved a restructuring of the Company’s corporate structure to terminate the original VIE contractual agreements, to convert Xi’an App-Chem from a PRC domestic company into a Sino-foreign joint venture, and to transfer 100% of the ownership interests in Xi’an App-Chem from its original shareholders to Xi’an CMIT and Xi’an Youpincui. Effective November 1, 2021, the Company completed the reorganization of its corporate structure in the PRC and are the indirect sole shareholder of Xi’an App-Chem. Xi’an App-Chem is wholly-owned by two WOFEs Xi’an CMIT and Xi’an Youpincui. Each of the WOFEs are in turn wholly-owned by Tea Essence, the Company’s direct wholly-owned subsidiary in Hong Kong. The termination of the VIE agreements as described above does not adversely affect the Company’s business, financial condition, and results of operations because the Company, together with its wholly owned subsidiaries, are effectively controlled by the same shareholders before and after the restructuring. The restructuring is therefore considered to be a recapitalization of entities under common control. Following the corporate restructuring, the value-added telecommunication license held by Xi’an App-Chem has been revoked.

F-6

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Details of the subsidiaries of the Company as of March 31, 2022 were set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Bon Natural Life	December 11, 2019	Cayman Islands	Parent, 100%	Investment holding

Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding

Xi’an CMIT	April 9, 2020	Xi.an City, PRC	100%	WFOE, Investment holding

Xi’an Youpincui	September 8, 2021	Xi.an City, PRC	100%	WFOE, Investment holding

PRC Subsidiaries:
Xi’an App- Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	100% owned by WFOEs	General administration and sales of the Company’s products to customers
Bon Operating Companies (owned by Xi’an App-Chem)
App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an YH	September 15, 2009	Xi.an City, PRC	100% owned by Xi’an App-Chem	Research and development of product
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Tianjin YHX	September 16, 2019	Tianjin City, PRC	51% owned by Xi’an App-Chem	Raw material purchase
Gansu BMK	March 11, 2020	Jiuquan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto for the year ended September 30, 2021 included in the Company’s Annual Report Form 20-F. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary to make the financial statements not misleading have been included. Operating results for the interim period ended March 31, 2022 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2022.

Non-controlling interests

Non-controlling interests represent minority shareholders’ 25% ownership interest in Xi’an DT and a minority shareholder’s 49% ownership interest in Tianjin YHX as of March 31, 2022 and September 30, 2021. The non-controlling interests are presented in the unaudited condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the unaudited condensed consolidated statements of income and comprehensive income as an allocation of the total income or loss for the six months ended March 31, 2022 and 2021 between non-controlling interest holders and the shareholders of the Company.

F-7

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements. and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for estimated uncollectible receivables, realizability of advance to suppliers, inventory valuations, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, fair value of stock-based compensation, revenue recognition and realization of deferred tax assets. The inputs into the Company’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from those estimates.

Risks and Uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The development and commercialization of natural and healthy extracts and compounds products is highly competitive, and the industry currently is characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. The Company may face competition with respect to its current and future pharmaceutical product candidates from major pharmaceutical companies in China.

The Company’s operations may be further affected by the ongoing outbreak of COVID-19 pandemic., A COVID-19 resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of the Company’s supply chain. The continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date the Company’s unaudited condensed consolidated financial statements are released.

Cash and cash equivalents

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable, net

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the collection is not probable, Nil and $98,851 uncollectable account receivable was written-off during the six months ended March 31, 2022 and 2021, respectively. Allowance for uncollectable balances amounted to $15,145 and $14,691 as of March 31, 2022 and September 30, 2021, respectively.

F-8

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advances to Suppliers, net

Advances to suppliers consist of balances paid to suppliers for inventory raw materials and construction materials associated with the Company’s construction-in-progress projects that have not been provided or received. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for unrealizable balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of March 31, 2022 and September 30, 2021, no allowance for doubtful account was recorded.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. The Company recorded inventory reserve of $150,640 and $147,960 as of March 31, 2022 and September 30, 2021, respectively.

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks, which can be redeemed at any time. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with floating interest rates. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the unaudited condensed consolidated statements of income and comprehensive income over the contractual term of these investments. As of March 31, 2022 and September 30, 2021, short-term investments consisted of the following:

	March 31, 2022	September 30, 2021
	(Unaudited)
Beginning balance	$1,703,314	$-
Add: purchase wealth management financial products	3,678,199	2,159,920
Less: proceeds received upon maturity of short-term investments	(5,273,186)	(470,082)
Foreign currency translation adjustments	23,787	13,476
Ending balance of short-term investments	$132,114	$1,703,314

F-9

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment income generated from short-term investments amounted to $12,419 and Nil for the six months ended March 31, 2022 and 2021, respectively. The amount is included in other income in unaudited condensed consolidated statements of income and comprehensive income.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s cash, short-term investment, accounts receivable, inventories, advance to suppliers, prepaid expenses and other current assets, accounts payable, short-term bank loans, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of March 31, 2022 and September 30, 2021 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of long-term loans approximates fair value at March 31, 2022 and September 30, 2021 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Buildings	20 years
Machinery and equipment	5–10 years
Automobiles	8 years
Office and electric equipment	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of income and comprehensive income in other income or expenses.

Construction-in-Progress (“CIP”)

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, plant and equipment.

F-10

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets, net

The Company’s intangible assets primarily include two land use rights. A land use right in the PRC represents an exclusive right to occupy, use and develop a piece of land during the contractual term of the land use right. The cost of a land use right is usually paid in one lump sum at the date the right is granted. The prepayment usually covers the entire period of the land use right. The lump sum advance payment is capitalized and recorded as land use right and then charged to expense on a straight-line basis over the period of the right, which is normally 50 years.

The Company acquired the first land use right of 4.1 acres located at Tongchuan City, Shaanxi Province of China at cost of approximately $0.2 million in 2011. The Company is now constructing a new manufacturing plant on this land and the construction of Tongchuan CIP Project is expected to be fully completed and put into production by December 2022. On May 10, 2021, the Company acquired another land use right of 8.2 acres at cost of approximately $0.3 million, through a government organized auction bidding in Yumen City, Gansu Province of China. The Company is now constructing a new manufacturing plant on this land and the construction of Yumen CIP Project is expected to be completed by October 2022 (see Note 8).

Impairment of long-lived Assets

Long-lived assets, such as property, plant and equipment, land use rights and long-term investment, are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized as of March 31, 2022 and September 30, 2021.

Leases

ASC 842 requires that lessees recognize ROU assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows.

For operating leases, the Company calculated ROU assets and lease liabilities based on the present value of the remaining lease payments as of the date of adoption. There were no changes in the Company’s capital lease portfolio, which are now titled “finance leases” under ASC 842.

Upon the adoption of the new guidance on October 1, 2020, the Company recognized operating lease right of use assets and operating lease liabilities of approximately $0.2 million. The remaining balance of lease liabilities are presented within current portion of operating lease liabilities and the non-current portion of operating lease liabilities on the consolidated balance sheets (see Note 14).

On December 25, 2020, the Company’s subsidiary, Xi’an App-Chem (the “Lessee”) entered into a sale and leaseback agreement with Taizhongyin Finance Lease (Suzhou) Ltd. (“the Lessor”) and sold part of its plant machines with carrying value of RMB 2 million (approximately $0.3 million) to the lessor and then leases them back from the lessor within two years. Pursuant to the terms of the contract, the Company is required to pay to the lessor monthly lease payment and interest, and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. Management deemed the arrangement as a finance lease (see Note 13).

F-11

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The functional currency for Bon Natural is the U.S Dollar (“US$”). Tea Essence uses Hong Kong dollar as its functional currency. However, Bon Natural, and Tea Essence currently only serve as the holding companies and did not have active operations as of March 31, 2022. The Company operates its business through its subsidiaries in the PRC as of March 31, 2022. The functional currency of the Company’s subsidiaries is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$.

Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements:

	March 31, 2022	March 31, 2021	September 30, 2021
Period-end spot rate	US$1=RMB6.3431	US$1=RMB6.5565	US$1=RMB6.4580
Average rate	US$1=RMB6.3712	US$1=RMB6.5541	US$1=RMB6.5095

Revenue recognition

To determine revenue recognition for contracts with customers, the Company performs the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligations.

In accordance to ASC 606, the Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products to its customers, in which the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Company’s contracts have single performance obligation as the promise is to transfer the individual goods to customers, and there are no other separately identifiable promises in the contracts.

The Company’s revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentive to customers. The Company’s sales are net of value added tax (“VAT”) and business tax and surcharges collected on behalf of tax authorities in respect of product sales.

F-12

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit. The Company did not have contract assets as of March 31, 2022 and September 30, 2021.

The Company’s contract liability primarily relates to unsatisfied performance obligations when payment has been received from customers before the Company’s products are delivered, and are recorded as deferred revenue on the consolidated balance sheets. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred. Deferred revenue amounted to $673,974 and $1,096,101 as of March 31, 2022 and September 30, 2021, respectively. Revenue included in the beginning balance of deferred revenue and recognized in the six months ended March 31, 2022 and 2021 amounted to $825,424 and $403,399, respectively.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended March 31, 2022 and 2021 are disclosed in Note 19 of the unaudited condensed consolidation financial statements.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization and depreciation to intangible assets and property, plant and equipment used in the research and development activities. For the six months ended March 31, 2022 and 2021, research and development expense were approximately $164,675 and $106,998, respectively.

Selling, General and Administrative Expenses

Selling expenses represents primarily costs of payroll, benefits, commissions for sales representatives and advertising expenses. General and administrative expenses represent primarily payroll and benefits costs for administrative employees, rent and operating costs of office premises, depreciation and amortization of office facilities, professional fees and other administrative expenses.

Advertising expense

Advertising expenses primarily relate to promotion of the Company’s brand name and products through outdoor billboards and social media such as Weibo and WeChat. Advertising expenses are included in selling expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $27,774 and $20,384 for the six months ended March 31, 2022 and 2021, respectively.

Government subsidies

Government subsidies primarily relate to local government’s cash award to High and New Technology Enterprises (“HNTEs”) to encourage entrepreneurship and stimulate local economy. Such awards are granted on a case-by-case basis by local government. The Company’s subsidiary, Xi’an App-chem was approved as a HNTE and received government subsidy in the form of export sales refund and cash awards based on annual financial performance.

F-13

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totalled $542,256 and $446,910 for the six months ended March 31, 2022 and 2021, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of March 31, 2022, the Company had income tax payable of approximately $1.5 million, primarily related to the unpaid income tax in China. The Company initially expected to settle the income tax liabilities in May 2021 when the Company filed its 2020 annual income tax return with local tax authority. However, due to limited cash on hand at the time of filing the 2020 annual tax return, the Company further negotiated with the local tax authority and obtained an approval from local tax authority to extend the income tax liability settlement date from May 2021 to December 2021 without interest and penalty during this extended time period. In December 2021, due to recent COVID-19 resurgence which caused strict city lockdown in Xi’an where the Company is headquartered, the Company re-negotiated with local tax authorities and obtained an approval in accordance with the notices issued by the State Administration of Taxation to encourage micro, small and medium-sized enterprises in manufacturing industry, to further extend the tax liability settlement date from December 31, 2021 to June 30, 2022 without interest and penalty during this extended time period. During the six months ended March 31, 2022, the Company paid $785,853 income tax in March 2022, and re-negotiated with local tax authorities to further extend the tax liability settlement date from June 30, 2022 to December 31, 2022 without interest and penalty during this extended time period. The Company expects to fully settle the remaining $1.5 million unpaid income tax liabilities with local tax authority by December 31, 2022.

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended March 31, 2022 and 2020. As of March 31, 2022 and September 30, 2021, all of the Company’s tax returns of its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or recoverable net of VAT payments in the accompanying unaudited condensed consolidated financial statements.

For export sales, VAT is not imposed on gross sales price, and the VAT related to purchasing raw materials is refunded after the export is completed.

F-14

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As of March 31, 2022, the Company had VAT tax payable of approximately $1.7 million, primarily related to the unpaid VAT tax in China. The Company initially expected to settle the unpaid VAT tax liabilities before September 30, 2021. However, in May 2021, the Company further negotiated with the local tax authority and obtained an approval notice from local tax authority to extend the settlement date from September 2021 to December 2021 without interest and penalty during this extended time period. In December 2021, due to recent COVID-19 resurgence which caused strict city lockdown in Xi’an where the Company is headquartered, the Company re-negotiated with local tax authorities and obtained an approval in accordance with the notices issued by the State Administration of Taxation to encourage micro, small and medium-sized enterprises in manufacturing industry, to further extend the tax liability settlement date from December 31, 2021 to June 30, 2022 without interest and penalty during this extended time period. The Company paid $2.0 million VAT tax in March 2022, and re-negotiated with local tax authorities to further extend the tax liability settlement date from June 30, 2022 to December 31, 2022 without interest and penalty during this extended time period. The Company expects to fully settle the remaining $1.7 million unpaid VAT tax liabilities with local tax authority by December 31, 2022.

Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying unaudited condensed consolidated statements of income and comprehensive income amounted to $33,449 and $18,334 for the six months ended March 31, 2022 and 2021, respectively.

Share Based Compensation

On June 23, 2020, the Company entered into consulting service agreements with three third-party consultants (collectively the “Consultants”), pursuant to which, the Consultants will provide public listing related consulting services to the Company in connection with the Company’s IPO. The Company issued 633,333 of its ordinary shares to the Consultants in lieu of cash payment for such services. The 633,333 shares are valued at $633,333. Such service fee is amortized over the service period of one year from June 23, 2020 to June 22, 2021 (see Note 16).

The Company applied ASC 718 and related interpretations in accounting for measuring the cost of share-based compensation over the period during which the consultants are required to provide services in exchange for the issued shares. Such share-based compensation has been fully amortized because the consultants have completed their services when the Company closed its IPO in June 2021. For the six months ended March 31, 2022 and 2021, Nil and $316,668 share-based compensation expenses were recognized.

Pursuant to the Director Service Agreements with the Company’s independent directors and following the completion of the Company’s IPO, on June 23, 2021, the Company granted stock options to three independent directors to purchase an aggregate of 36,000 shares of the Company’s ordinary shares, par value of $0.0001 per share, at exercise price of $0.01 per share, as part of the compensation to these independent directors. The stock options granted shall vest in equal monthly installments for 12 months, commencing on July 1, 2021 until June 30, 2022. Share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method over the service period (see Note 16).

F-15

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended March 31, 2022, 36,000 option shares and 50,600 underwriter warrants were considered in the diluted EPS calculation using treasury stock method. There were no diluted shares for the six months ended March 31, 2021.

The following table sets forth the computation of basic and diluted earnings per share for the six months ended March 31, 2022 and 2021:

	For the six months ended March 31,
	2022	2021
	(Unaudited)	(Unaudited)
Numerator:
Net income attributable to ordinary shareholders	$2,548,678	$2,311,399

Denominator:
Weighted-average number of ordinary shares outstanding – basic	8,350,381	5,800,000
Outstanding options	35,925	-
Outstanding warrants	-	-
Potentially dilutive shares from outstanding options and warrants	35,925	-
Weighted-average number of ordinary shares outstanding – diluted	8,386,306	5,800,000
Earnings per share – basic	$0.31	$0.40
Earnings per share – diluted	$0.30	$0.40

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the unaudited condensed consolidated statements of income and comprehensive income.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets.

Segment Reporting

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker for making operating decisions about the allocation of resources of the segment and the assessment of its performance in determining the Company’s reportable operating segments. Management has determined that the Company has one operating segment (See Note 17).

F-16

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2020-02. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

F-17

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3— LIQUIDITY

As reflected in the Company’s unaudited condensed consolidated financial statements, the Company is currently constructing two new manufacturing plants. As of March 31, 2022, the Company had future minimum capital expenditure commitment on its construction-in-progress (“CIP”) project of approximately $1.0 million within the next twelve months (see Note 8). The Company also had large unpaid tax liabilities of approximately $3.3 million, which are expected to be settled with local tax authorities within one year. Furthermore, the ongoing outbreak of COVID-19 may continue to negatively impact the Company’s business operations. A resurgence could negatively affect the Company’s ability to fulfil customer sales orders and collect customer payments timely, or disrupt the Company’s supply chain. As a result, there is a possibility that the Company’s revenue and cash flows may underperform in the next 12 months.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. In June 2021, the Company closed its initial public offering and received net proceeds of approximately $11.3 million (see Note 1 and Note 15).

As of March 31, 2022, the Company had cash on hand of $1.6 million. The Company also had outstanding accounts receivable of approximately $7.5 million, of which approximately $7.47 million or 99.2% has been subsequently collected as of the date of this filing. As of March 31, 2022, the Company had outstanding bank loans of approximately $4.5 million from several PRC banks (including short-term bank loans of $1.6 million, current portion of long-term bank loans of approximately $1.8 million and long-term loan of $1.1 million). Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. In addition to the current borrowings, from December 2020 to December 2021, the Company secured an aggregate of $6.5 million (RMB 41 million) lines of credit with PRC banks as working capital loan (including $2.0 million line of credit with Bohai Bank for one year, $2.5 million line of credit with Shanghai Pudong Development Bank for one year and $2.0 million line of credit with Qishang Bank for three years.) (see Note 10). As of the date of this filing, the Company had borrowed $2.0 million (RMB 13 million) out of these lines of credit and had the availability to borrow additional maximum loans of $4.4 million (RMB 28 million) under these lines of credit before December 2023.

Based on the current operating plan, management believes that the above-mentioned measures, including cash on hand of $1.6 million and the $4.4 million unused line of credit, collectively will provide sufficient liquidity for the Company to settle the tax liabilities, to meet its future liquidity and capital expenditure requirement on the CIP projects for at least 12 months from the date the Company’s unaudited condensed consolidated financial statements are issued.

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	March 31, 2022	September 30, 2021
	(Unaudited)
Accounts receivable	$7,549,931	$6,167,498
Less: allowance for doubtful accounts	(15,145)	(14,691)
Accounts receivable, net	$7,534,786	$6,152,807

F-18

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — ACCOUNTS RECEIVABLE, NET (continued)

The Company’s accounts receivable primarily includes balance due from customers when the Company’s products are sold and delivered to customers. Approximately $7.47 million or 99.2% of the net Accounts receivable balance as of March 31, 2022 has been collected as of the date of the Company’s unaudited condensed consolidated interim financial statements are released.

The following table summarizes the Company’s accounts receivable and subsequent collection by aging bucket:

Accounts Receivable by aging bucket	Balance as of March 31, 2022	Subsequent collection	% of subsequent collection
	(Unaudited)
Less than 3 months	$7,417,839	$7,380,554	99.5%
From 4 to 6 months	117,069	92,936	79.4%
From 7 to 9 months	-	-	-
From 10 to 12 months	-	-	-
Over 1 year	15,023	-	-
Total gross accounts receivable	7,549,931	7,473,490	99.0%
Allowance for doubtful accounts	(15,145)	-
Accounts Receivable, net	$7,534,786	$7,473,490	99.2%

Allowance for doubtful accounts movement is as follows:

	March 31, 2022	September 30, 2021
	(Unaudited)
Beginning balance	$14,691	$93,032
Additions	187	16,891
Write-off uncollectible balance	-	(99,548)
Foreign currency translation adjustments	267	4,316
Ending balance	$15,145	$14,691

NOTE 5 – INVENTORIES, NET

Inventories, net, consist of the following:

	March 31, 2022	September 30, 2021
	(Unaudited)
Raw materials	$1,293,276	$555,321
Finished goods	1,000,749	1,189,131
Inventory valuation allowance	(150,640)	(147,960)
Total inventory, net	$2,143,385	$1,596,492

NOTE 6 –ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net, consist of the following:

	March 31, 2022	September 30, 2021
	(Unaudited)
Advances to suppliers for inventory raw materials	$3,187,116	$4,094,312
Less: allowance for doubtful accounts	-	-
Advances to suppliers, net	$3,187,116	$4,094,312

F-19

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –ADVANCES TO SUPPLIERS, NET (continued)

September 30, 2021 advance to supplier balance has been fully realized by January 2022. For the balance as of March 31, 2022, approximately $3.0 million or 92.6% of advances to suppliers for inventory raw materials balances has been realized when the Company received the purchased inventory raw materials from suppliers, and the remaining balance is expected to be realized in July 2022.

NOTE 7— ACQUISITION DEPOSIT

On July 6, 2021, the Company entered into a consulting agreement with a New York based consulting firm (“the consulting firm”), pursuant to which, the consulting firm will help the Company to (i) identify appropriate business partner candidates in New York or California in order to jointly establish a research and development center in the United States for future new product development; (ii) find opportunities to establish business relationship with U.S based companies with OEM demand and utilize the Company’s manufacturing strength and capability to manufacture healthcare ingredient products for U.S companies under the OEM arrangement and (iii) help the Company to purchase or lease appropriate commercial facilities in the U.S., etc. The consulting firm will be compensated with $30,000 in exchange for performing these designated consulting services. Given the fact that the Company lacks of credit history in the U.S, the Company is required to make a deposit of $1.5 million to the consulting firm. As of September 30, 2021, the Company has made deposit of $1 million to the consulting firm and recorded it as acquisition deposit on the balance sheets. No additional deposit was ever made during the six months ended March 31, 2022.

Due to recent COVID-19 resurgence in Xi’an City and government mandatory quarantine and city lockdown, on January 20, 2022, the Company and the consulting firm signed a supplemental agreement to lower down the required deposit from original $1.5 million to $1 million. As a result, the Company does not have further obligation to make additional deposit to the consulting firm.

As of March 31, 2022, the consulting firm has delivered a potential acquisition target to the Company, which is a small R&D firm developing anti-aging formulas. The consulting firm is now helping the Company to perform due diligence work and the Company is now negotiating the detailed terms with this acquisition target. The intended acquisition is expected to be completed around March 2023. The Company may, at its discretion, terminate the consulting agreement and request for full refund of the deposit anytime if the due diligence work fails or the final acquisition terms not reached by both parties.

NOTE 8— PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	March 31, 2022	September 30, 2021
	(Unaudited)
Buildings	$1,085,041	$1,065,736
Machinery, equipment and furniture	2,075,151	2,037,311
Motor Vehicles	226,014	222,679
Construction-in-progress (“CIP”) (1)	21,466,920	17,555,078
Subtotal	24,853,126	20,880,804
Less: accumulated depreciation	(1,783,935)	(1,652,162)
Property, plant and equipment, net	$23,069,191	$19,228,642

Depreciation expense was $110,478 and $122,814 for the six months ended March 31, 2022 and 2021, respectively.

(1) Construction-in-progress (“CIP”) represents direct costs of construction incurred for the Company’s manufacturing facilities. On August 16, 2017, the Company’s subsidiary, Xi’an App-Chem Bio(Tech) Co.,Ltd. started to construct a new manufacturing plant in Tongchuan City (“Tongchuan Project”), Shaanxi Province, with total budget of RMB 95 million (approximately $15.0 million) for construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. The total budget increased to RMB 114 million (approximately $18.0 million) on July 2, 2021 due to increased material and labor cost, as well as longer construction period caused by COVID-19 pandemic. The construction of Tongchuan Project is expected to be fully completed and put into production by December 2022.

F-20

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8— PROPERTY, PLANT AND EQUIPMENT, NET (continued)

On May 10, 2021, a subsidiary of the Company’s Xi’an App-Chem, Gansu Baimeikang Bioengineering Co., Ltd. obtained a land use right and started to construct a new manufacturing plant in Yumen City (“Yumen Project”), Gansu Province, with total budget of RMB 40 million (approximately $6.3 million) including the construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. The construction of Yumen Project is expected to be completed by October 2022.

As of March 31, 2022, the Company has spent approximately RMB 130.4 million (approximately $20.6 million) on the CIP projects located in Tongchuan and Yumen, and future minimum capital expenditures on these two CIP projects are estimated to be approximately $2.0 million, among which approximately $1.0 million is required for the next 12 months. The Company currently plans to support its ongoing CIP project construction through cash flows from operations, cash on hand and bank borrowings.

As of March 31, 2022, future minimum capital expenditures on the Company’s two CIP projects are estimated as follows:

Twelve months ending March 31,	Tongchuan CIP Project	Yumen CIP Project	Total
2023	$502,504	$536,015	$1,038,519
2024	-	-	-
2025	-	-	-
2026	718,891	252,243	971,134
Total	$1,221,395	$788,258	$2,009,653

NOTE 9 – INTANGIBLE ASSETS, NET

Intangible assets, net mainly consist of the following:

	March 31, 2022	September 30, 2021
	(Unaudited)
Land use rights	$483,330	$474,731
Less: accumulated amortization	(67,306)	(63,675)
Land use rights, net	$416,024	$411,056

Amortization expense was $2,467 and $2,176 for the six months ended March 31, 2022 and 2021, respectively. Estimated future amortization expense for intangible assets is as follows:

Twelve months ending March 31,	Amortization expense

2023	$10,019
2024	10,019
2025	10,019
2026	10,019
2027	10,019
Thereafter	365,929
Total	$416,024

F-21

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10— DEBT

The Company borrowed from PRC banks, other financial institutions and third-parties as working capital funds. As of March 31, 2022 and September 30, 2021, the Company’s debt consisted of the following:

(a) Short-term loans:

		March 31, 2022	September 30, 2021
		(Unaudited)
Xi ‘an Xinchang Micro-lending Co. Ltd. (“Xinchang”)	(1)	$-	$12,904
China Construction Bank (“CCB’)	(2)	38,987	28,477
Shanghai Pudong Development Bank (“SPD Bank”)	(3)	$1,576,516	$-
Total short-term loans		$1,615,503	$41,381

(1) On November 4, 2020, the Company’s subsidiary, Xi’an App-Chem, entered into a loan agreement with Xi’an Xinchang Micro-lending Co. Ltd. (“Xinchang”) to borrow RMB 1.0 million (equivalent to US$154,847) as working capital for one year, with maturity date on November 3, 2021 and interest rate of 15.12% per annum. The loan was fully repaid upon maturity.

(2) On January 12, 2021, the Company’s subsidiary, Tongchuan DT entered into a loan agreement with China Construction Bank (“CCB’) to borrow RMB 183,903 (equivalent to US$28,477) as working capital for one year, with maturity date on January 12, 2022 and interest rate of 3.85% per annum. The loan was fully repaid upon maturity.

On January 17, 2022, Tongchuan DT entered into another loan agreement with China Construction Bank (“CCB’) to borrow RMB 247,300 (equivalent to US$38,987) as working capital for one year, with maturity date on January 17, 2023 and interest rate of 3.91% per annum.

(3) On December 6, 2021, the Company’s subsidiary, Xi’an App-Chem, obtained an approval of line of credit from Shanghai Pudong Development Bank (“SPD Bank”) for a maximum of RMB 15 million (approximately $2.5 million) loans as working capital for one year. On January 10, 2022, the Company borrowed RMB 10 million (equivalent to US$1.6 million) short-term loan out of this line of credit as working capital for one year, with interest rate of 5.0% per annum and maturity date on January 10, 2023. A third-party Xi’an Financial Guarantee Co., Ltd. provided guarantee to this loan. In addition, the Company pledged its 100% ownership interest in App-Chem Health and certain free patent owned by the Company as collateral to guarantee this loan. As of the date of this filing, the Company had the availability to borrow additional approximately RMB 5 million (equivalent to US$0.8 million) from SPD Bank before December 5, 2022.

(b) Long-term loans:

		March 31, 2022	September 30, 2021
		(Unaudited)
Xi’an High-Tech Emerging Industry Investment Fund Partnership	(4)	1,261,214	1,238,774
Webank Co., Ltd.	(5)	415,675	156,377
Huaxia Bank	(6)	693,667	743,264
Qishang Bank	(7)	315,303	387,117
Webank Co., Ltd.	(8)	88,735	96,005
China Resources Shenzhen International Investment Trust	(9)	151,083	-
Total		2,925,677	2,621,537
Less: current portion of long-term loans		(1,845,275)	(448,005)
Total long-term loans		$1,080,402	$2,173,532

(4) On June 26, 2017, the Company’s subsidiary, Xi’an App-Chem, entered into a loan agreement with third-party Xi’an High-tech Emerging Industries Investment Fund Partnership (the “Lender”) to borrow RMB 8.0 million (approximately $1.3 million) as working capital for three years, with maturity date on June 25, 2020 and an interest rate of 3.8% per annum. The Company’s controlling shareholder, Mr. Yongwei Hu, pledged his proportionate ownership interest in Xi’an App-chem as collateral to safeguard this loan.

F-22

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10— DEBT (continued)

The loan matured on June 25, 2020 and not repaid on time due to COVID-19 impact. The Company has negotiated with the Lender to extend the loan repayment date to December 25, 2022 in accordance with a COVID-19 relief notice issued by local government, with adjusted interest rate of 4.75% per annum during the period from June 26, 2020 to June 25, 2021, and 5.225% per annum during the period from June 26, 2021 to December 25, 2022.

(5) On January 19, 2020, the Company’s subsidiary, Xi’an App-Chem, entered into a loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 87,500 (equivalent to US$13,549) as working capital for 27 months, with maturity date on April 12, 2022 and interest rate of 18.0% per annum. In addition, on October 22, 2020, Xi’an App-Chem, entered into two loan agreements with Shenzhen Qianhai WeBank Co., Ltd, to borrow an aggregate of RMB 922,381 (equivalent to US$142,827) loans as working capital for two years, with maturity date on October 12, 2022 and interest rate of 14.4% per annum. These loans were fully repaid on February 11, 2022.

On February 10, 2022, Xi’an App-Chem, entered into two loan agreements with Shenzhen Qianhai WeBank Co., Ltd, to borrow an aggregate of RMB 1.87 million (equivalent to US$294,809) loans as working capital for two years, with maturity date on February 12, 2024 and interest rate of 8.1% per annum. In addition, on February 11, 2022, Xi’an App-Chem, entered into another loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 766,667 (equivalent to US$120,866) loans as working capital for two years, with maturity date on February 12, 2024 and interest rate of 12.6% per annum.

Loans from Shenzhen Qianhai WeBank Co., Ltd, in the amount of RMB 1,290,476 (equivalent to US$203,446) was reclassified as current portion of long-term loans as of March 31, 2022.

(6) On April 3, 2020, Xi’an App-Chem, obtained a line of credit approval from Huaxia Bank for a maximum of RMB 15 million (approximately $2.4 million) loans, including RMB 3 million (approximately US$0.5 million) loans as working capital for one year with fixed interest rate of 9% per annum and RMB 12 million (approximately $1.9 million) loans as working capital for three years with fixed interest rate of 6.6% per annum. On April 16, 2020, the Company borrowed RMB 2.0 million (approximately $0.3 million) out of a line of credit from Huaxia Bank as working capital for three years, with the interest rate of 6.6% per annum and maturity date on April 16, 2023. From May 14, 2021 to July 7, 2021, Xi’an App-Chem, entered into additional two loan agreements with Huaxia Bank, to borrow total of RMB 3 million (approximately $0.5 million) as working capital for two years, with interest rate of 8.5% per annum and maturity date on May 14, 2023 and July 8, 2023, respectively. As of March 31, 2022, the Company borrowed total of RMB 5 million long-term loans out of this line of credit. According to the loan repayment terms, the Company repaid RMB 0.6 million (equivalent to $94,591) to Huaxia Bank before March 31, 2022 and is required to repay additional RMB 0.5 million (equivalent to $78,826) before March 31, 2023, with the remaining balance of RMB 3.9 million (equivalent to $614,841) to be repaid upon maturity. Accordingly, as of March 31, 2022, US$78,826 was reclassified as current portion of long-term loans.

(7) On December 10, 2020, the Company’s subsidiary, Xi’an App-Chem, obtained an approval of line of credit from Qishang Bank Co., Ltd. (“Qishang Bank”) for a maximum of RMB 13 million (approximately $2.0 million) loans as working capital. On December 15, 2020, the Company borrowed RMB 3.0 million (approximately $0.5 million) as working capital for three years, with maturity date on December 13, 2023 and interest rate of 6.65% per annum. The Company pledged certain free patent owned by the Company as collateral to safeguard this loan. In addition, the Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, also pledged their personal residence properties as collateral to safeguard this loan. The Company repaid RMB 1.0 million (equivalent to $157,652) before March 31, 2022 and the outstanding loan balance as of March 31, 2022 was RMB 2.0 million (equivalent to $315,303). According to the payment term, the Company is required to repay RMB 0.5 million (equivalent to US$78,826) on June 21, 2021 and December 21, 2022, respectively, with the remaining balance of RMB 1.0 million (equivalent to US$157,652) to be repaid upon maturity. Accordingly, as of March 31, 2022, RMB 1.0 million (equivalent to US$157,652) was reclassified as current portion of long-term loans. As of the date of this filing, the Company had the availability to borrow additional approximately $1.5 million (RMB 10.0 million) from Qishang Bank before December 9, 2023.

(8) On June 20, 2021, Xi’an App-Chem’s subsidiary, Tianjin YHX, entered into a loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 442,857 (equivalent to US$69,817) as working capital for 24 months, with maturity date on June 20, 2023 and interest rate of 14.4% per annum.

On March 14, 2022, Tianjin YHX, entered into another loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 120,000 (equivalent to US$18,918) as working capital for 24 months, with maturity date on March 20, 2024 and interest rate of 15.39% per annum.

Loans from Shenzhen Qianhai WeBank Co., Ltd, in the amount of RMB 414,286 (equivalent to US$65,313) was reclassified as current portion of long-term loans as of March 31, 2022.

(9) On March 1, 2021, Tianjin YHX, entered into another loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 1.0 million (equivalent to US$151,083) as working capital for 24 months, with maturity date on February 20, 2024 and interest rate of 16.2% per annum.

For the above-mentioned short-term and long-term loans from PRC banks and financial institutions, interest expense amounted to $277,764 and $197,168 for the six months ended March 31, 2022 and 2021, respectively.

F-23

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10— DEBT (continued)

As of the date of this filing, the Company had the availability to borrow an aggregate of approximately $4.4 million (RMB 28 million) line of credit from the following financial institutions before December 2023:

Name of financial institution:	Amount
Qishang Bank	$1,576,516
Bohai Bank	2,049,471
SPD Bank	788,258
Total	$4,414,245

NOTE 11 — RELATED PARTY TRANSACTIONS

(a)	Due to related parties

	Related party relationship	March 31, 2022	September 30, 2021
		(Unaudited)
Wenhu Guo	Senior Management of the Company	$1,987	$3,376
Yongwei Hu	Chief Executive Officer and Controlling shareholder of the Company	132,597	-
Jing Liu	Wife of the controlling shareholder	-	35,615
Sheying Wang	Senior Management of the Company	3,468	3,407
Yuantao Wang	49% shareholder of Tianjin YHX	134,890	202,706
Total due to related parties		$272,942	$245,104

F-24

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — RELATED PARTY TRANSACTIONS (continued)

As of March 31, 2022 and September 30, 2021, the balance of due to related parties was comprised of the Company’s borrowings from related parties and was used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

(b) Loan guarantee provided by related parties

In connection with the Company’s short-term and long-term loans borrowed from PRC banks and other financial institutions, the Company’s controlling shareholder, Mr. Yongwei Hu pledged his proportionate ownership interest in Xi’an App-chem, and his personal bank savings as collateral to safeguard the Company’s borrowings from the banks and financial institutions. Mr. Yongwei Hu and his wife Ms. Jing Liu also jointly pledged their personal residence property to guarantee the Company’s certain loans (see Note 10).

NOTE 12 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, Bon Natural Life Limited (“Bon Natural Life”) is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Tea Essence Limited (“Tea Essence”) is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Tea Essence did not generate any assessable profits derived from Hong Kong sources in the six months ended March 31, 2022 and 2021, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under PRC CIT Law, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis by local government as preferential tax treatment to High and New Technology Enterprises (“HNTEs”).

Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. The Company’s subsidiary, Xi’an App-Chem was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning October 18, 2017, which is valid for three years. In December 2020, Xi’an App-Chem successfully renewed its HNTE Certificate with local government and will continue to enjoy the reduced income tax rate of 15% for another three years by December 1, 2023.

CIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the six months ended March 31, 2022 and 2021 were reported at a blended reduced rate as a result of Xi’an App-chem being approved as a HNTE and enjoying a 15% reduced income tax rate, but subsidiaries of Xi’an App-chem are subject to a 25% income tax rate. The impact of the tax holidays noted above decreased foreign taxes by $375,177 and $302,123 for the six months ended March 31, 2022 and 2021, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.04 and $0.05 for the six months ended March 31, 2022 and 2021, respectively.

F-25

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TAXES (continued)

The following table reconciles the China statutory rates to the Company’s effective tax rate for the six months ended March 31, 2022 and 2021:

	For the six months ended March 31,
	2022	2021
	(Unaudited)	(Unaudited)
PRC statutory income tax rate	25.0%	25.0%
Effect of income tax holiday	(10.0)%	(10.0)%
Permanent difference	-	0.1%
Research and development deduction	(0.4)%	(0.3)%
Change in valuation allowance	3.6%	2.0%
Effective tax rate	18.2%	16.8%

The components of the income tax provision (benefit) are as follows:

	For the six months ended March 31,
	2022	2021
	(Unaudited)	(Unaudited)
Current tax provision:
Cayman Islands	$-	$-
Hong Kong	-	-
China	562,765	451,198
Sub-total	562,765	451,198
Deferred tax provision (benefit):
Cayman Islands	-
Hong Kong	-
China	(28)	13,879
Sub-total	(28)	13,879
Income tax provision	$562,737	$465,077

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	March 31, 2022	September 30, 2021
	(Unaudited)
Deferred tax assets derived from allowance for doubtful accounts and net operating losses (“NOL”)	$279,155	$237,696
Less: valuation allowance	(256,381)	(215,354)
Deferred tax assets	$22,774	$22,342

The Company follows ASC 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income.

F-26

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TAXES (continued)

A valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The Company has subsidiaries in the PRC, among which 7 entities, including Xi’an CMIT, App-Chem Ag-tech, App-Chem Guangzhou, Tongchuan DT, Xi’an DT, Tianjin YHX and Gansu BMK, reported recurring operating losses since their inception and the chances for these subsidiaries that suffered recurring losses in prior period to become profitable in the foreseeable near future and to utilize their net operating loss carry forwards were remote. Accordingly, the Company provided valuation allowance of $256,381 and $215,354 for the deferred tax assets of these subsidiaries as of March 31, 2022 and September 30, 2021, respectively.

As of March 31, 2022, all of the Company’s tax returns of its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

(b) Taxes payable

Taxes payable consist of the following:

	March 31, 2022	September 30, 2021
	(Unaudited)
Income tax payable	$1,498,334	$1,691,007
Value added tax payable	1,728,887	3,262,532
Other taxes	101,765	98,479
Total taxes payable	$3,328,986	$5,052,018

As of March 31, 2022 and September 30, 2021, Company had accrued tax liabilities of approximately $3.3 million and $5.1 million, respectively, mostly related to the unpaid value added tax and income tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes are collected by local tax authorities, the local tax authority to the Company is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy.

The Company initially expected to settle the unpaid income tax liabilities in May 2021 when the 2020 annual income tax return is to be filed with local tax authority, and settle the unpaid VAT tax liabilities before September 30, 2021. In May 2021, the Company negotiated with local tax authorities and submitted a settlement extension application in accordance with the notices issued by local government to encourage enterprises to conduct public offerings. For the unpaid income tax and VAT tax liabilities, the Company obtained an approval from local tax authority to extend the tax liability settlement date from May 2021 to December 31, 2021. In December 2021, due to recent COVID-19 resurgence which caused strict city lockdown in Xi’an where the Company is headquartered, the Company re-negotiated with local tax authorities and submitted a settlement extension application in accordance with the notices issued by the State Administration of Taxation to encourage micro, small and medium-sized enterprises in manufacturing industry. For the unpaid income tax and VAT tax liabilities, the Company obtained an approval from local tax authority to further extend the tax liability settlement date from December 31, 2021 to June 30, 2022 without interest and penalty during this extended time period. The Company paid $785,853 income tax and $2.0 million VAT tax in March 2022, and re-negotiated with local tax authorities to further extend the tax liability settlement date from June 30, 2022 to December 31, 2022 without interest and penalty during this extended time period. The Company expects to fully settle the remaining $3.3 million unpaid tax liabilities with local tax authority by December 31, 2022. To the extent the Company is unable to settle its tax liabilities as scheduled, or interest and penalties on unpaid tax liabilities assessed by tax authorities greatly exceed management’s estimates, the Company’s financial condition and operating results may be negatively impacted.

F-27

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — FINANCE LEASE LIABILITIES

On December 25, 2020, the Company’s subsidiary, Xi’an App-Chem (the “Lessee”) entered into a sale and leaseback agreement with Taizhongyin Finance Lease (Suzhou) Ltd. (“the Lessor”) and sold part of its plant machines with carrying value of RMB 2 million (approximately $0.3 million) to the lessor and then leases them back from the lessor within two years. Pursuant to the terms of the contract, the Company is required to pay to the lessor monthly lease payment and interest, and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. Management accounted for the amount received as a finance lease liability. During the lease term, each minimum lease payment is allocated between a reduction of the obligation and interest expense to produce a constant periodic rate of interest on the remaining balance of the obligation. Total accumulated interest on the leased equipment is $5,599 as of March 31, 2022.

The maturities of the Company’s finance lease liabilities are as follows:

US$
Twelve months ending March 31,
2022	$114,216
Total	$114,216

NOTE 14 - OPERATING LEASE

The Company entered into following lease agreements to lease its factory in Dali County, Shaanxi Province of China and its office spaces in Xi’an City, Shaanxi Province of China. The Company intend to continue these leases for the next three years.

On January 1, 2020, the Company entered into a five-years lease agreement with an individual to rent a factory space of 19,333 square meters at Dali County, PRC. The rental payment related to the lease were $11,772 and $11,443 for the six months ended March 31, 2022 and 2021, respectively.

On June 30, 2020, the Company entered into a one-year lease agreement with Pioneering Park of Xi’an High-tech Zone to rent an office space of 807 square meters at Xi’an City, PRC. On June 3, 2021, the Company renewed the lease agreement with three years term from July 1, 2021 to June 30, 2024. The rental payment related to these leases were $21,708 and $21,102 for the six months ended March 31, 2022 and 2021, respectively.

Balance sheet information related to the operating lease is as follows:

	March 31, 2022	September 30, 2021
	(Unaudited)
Operating lease assets:
Operating lease right of use assets	$171,380	$201,007
Total operating lease assets	171,380	201,007

Operating lease obligations:
Current operating lease liabilities	69,167	62,871
Non-current operating lease liabilities	113,478	146,703
Total operating lease obligations	$182,645	$209,574

F-28

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - OPERATING LEASE (continued)

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

March 31, 2022
Weighted-average remaining lease term	2.4 years

Weighted-average discount rate	4.75%

The following table summarizes the maturity of operating lease liabilities as of March 31, 2022:

12 months ending March 31,	US$
2023	$76,341
2024	83,610
2025	34,089
Total lease payments	194,040
Less: imputed interest	(11,395)
Total lease liabilities	$182,645

NOTE 15— SHAREHOLDERS’ EQUITY

Ordinary Shares

Bon Natural Life Limited (“Bon Natural Life”, or the “Company”) was incorporated under the laws of Cayman Islands on December 11, 2019. The authorized number of ordinary shares was 50,000,000 shares with par value of US$0.0001 and 15,500,000 shares were issued.

On June 17, 2020, the Company’s shareholders approved a reverse split of the outstanding ordinary shares at a ratio of 1-for-3 shares (the “Reverse Split”), which led to a redemption of 10,333,333 shares out of the 15,500,000 ordinary shares previously issued to existing shareholders. The Reverse Split did not change the authorized number of ordinary shares and only changed the issued and outstanding ordinary shares. The Reverse Split took effective on June 24, 2020. As a result of this reverse split, there were 5,166,667 shares issued and outstanding. The issuance of these 5,166,667 shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

On June 23, 2020, the Company entered into consulting service agreements with three third-party consultants (collectively the “Consultants”), pursuant to which, the Consultants will provide public listing related consulting services to the Company in connection with the Company’s intended IPO effort. Such consulting services include but not limit to market research and feasibility study, business plan drafting, reorganization, pre-listing education and tutoring, reorganization, legal and audit firm recommendation and coordination, investor referral and pre-listing equity financing source identification and recommendations, and independent directors and audit committee candidate’s recommendation, etc. The Company issued 633,333 of its ordinary shares to the Consultants in lieu of cash payment for such services. The 633,333 shares are valued at $633,333. Such service fee is amortized over the service period from June 23, 2020 to June 22, 2021.

Share-based compensation to consultants related to services associated with the Company’s IPO has been fully amortized as the Company closed its IPO in June 2021. For the six months ended March 31, 2022 and 2021, $Nil and $316,668 were recognized as share-based compensation expense based on services rendered, respectively.

F-29

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15— SHAREHOLDERS’ EQUITY (continued)

On June 28, 2021, the Company closed its initial public offering (“IPO”) of 2,200,000 ordinary shares, par value US$0.0001 per share at a public offering price of $5.00 per share, and the Company’s ordinary shares started to trade on the Nasdaq Capital Market under the ticker symbol “BON” since June 24, 2021. On July 2, 2021, the underwriters exercised its over-allotment option to purchase an additional 330,000 shares, par value US$0.0001 per share at the price of $5.00 per share.

As of March 31, 2022 and September 30, 2021, the Company had 8,350,381 and 8,330,000 shares of ordinary shares issued and outstanding, respectively.

Underwriter warrants

In connection with the Company’s IPO, the Company also agreed to issue to the underwriters and to register herein warrants to purchase up to a total of 101,200 ordinary shares of the Company (equal to 4% of the total number of Ordinary Shares sold in the IPO) (the “Underwriter Warrants”).

These warrants have warrant term of five years, with an exercise price of $5.00 per share (equal to 100% of the Company’s IPO offering price of $5.00 per share). The Underwriter Warrants may be purchased in cash or via cashless exercise, will be exercisable for five (5) years, and will terminate on the fifth anniversary of the date thereafter.

The warrants are exercisable at any time, and from time to time, in whole or in part, commencing 180 days from the closing of the IPO. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. On October 1, 2021, the underwriters elected to exercise 50,600 shares of warrants with cashless exercise, which resulted in 20,381 ordinary shares issued with no proceeds received by the Company from this transaction. As of March 31, 2022, 50,600 underwriter warrants were fully issued and outstanding.

On July 13, 2022, the underwriters elected to exercise the remaining 50,600 shares of warrants with cashless exercise, which resulted in 31,845 ordinary shares issued with no proceeds received by the Company from this transaction.

A summary of warrants activity for the years ended March 31, 2022 and September 30, 2021 was as follows:

	Number of warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Fair Value
Exercisable, September 30, 2021	101,200	$5.00	4.75	-
Granted	-	-	-	$-
Forfeited	-	-	-	-
Exercised	50,600	5.00	-	-
Outstanding, March 31, 2022	50,600	$5.00	3.75	$-
Exercisable, March 31, 2022	50,600	$5.00	3.75	$-

F-30

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Non-controlling interest

The Company’s subsidiary, Xi’an App-chem, owns majority of the equity interest in the following two entities: Xi’an Dietary Therapy Medical Technology Co., Ltd (“Xi’an DT”) and Tianjin Yonghexiang Bio(Tech) Co., Ltd. (“Tianjin YHX”) Non-controlling interests represent minority shareholders’ 25% ownership interests in Xi’an DT and 49% ownership interest in Tianjin YHX. The following table reconciles the non-controlling interest as of March 31, 2022 and September 30, 2021:

	Xi’an DT	Tianjin YHX	Total
As of September 30, 2021	$483,037	$44,828	$527,865
Net loss attributable to non-controlling interest	(5,626)	(13,392)	(19,018)
Foreign currency translation adjustment	(679)	(1,617)	(2,296)
As of March 31, 2022	$476,732	$29,819	$506,551

Statutory reserve and restricted net assets

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S GAAP differ from those in the statutory financial statements of the WFOE and its subsidiaries. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

In light of the foregoing restrictions, the Company’s WFOE Xi’an CMIT and subsidiaries are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the WFOE and its subsidiaries from transferring funds to the Company in the form of dividends, loans and advances.

As of March 31, 2022 and September 30, 2021, the restricted amounts as determined pursuant to PRC statutory laws totaled $1,050,721, and total restricted net assets amounted to $16,681,807 and $16,591,987, respectively.

F-31

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SHARE-BASED COMPENSATION

On June 23, 2020, the Company entered into consulting service agreements with three third-party consultants (collectively the “Consultants”), pursuant to which, the Consultants will provide public listing related consulting services to the Company in connection with the Company’s intended IPO effort. The Company issued 633,333 of its ordinary shares to the Consultants in lieu of cash payment for such services. The 633,333 shares are valued at $633,333. Such service fee had been amortized over the service period from June 23, 2020 to June 22, 2021.

The Company applied ASC 718 and related interpretations in accounting for measuring the cost of share-based compensation over the period during which the consultants are required to provide services in exchange for the issued shares. For the six months ended March 31, 2022 and 2021, Nil and $316,668 share-based compensation expenses were recognized and capitalized as part of the deferred initial public offering costs, respectively, then charged to shareholders’ equity upon the completion of the IPO, as the consultants’ services directly related to the Company’s intended IPO.

Pursuant to the Director Service Agreements with the Company’s independent directors and following the completion of the Company’s IPO, on June 23, 2021, the Company granted stock options to three independent directors to purchase an aggregate of 36,000 shares of the Company’s ordinary shares, par value of $0.0001 per share, at exercise price of $0.01 per share, as part of the compensation to these independent directors. The stock options granted shall vest in equal monthly installments for 12 months, commencing on July 1, 2021 until June 30, 2022. Share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method over the service period. The aggregate fair value of the options granted to independent directors was $179,640. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying ordinary shares of $5.0 per share; risk free rate of 4.35%; expected term of 1 year; exercise price of the options of $0.01; volatility of 71.1%; and expected future dividends of Nil.

For the six months ended March 31, 2022 and 2021, $89,820 and Nil stock option expenses were recognized and charged to General and Administrative Expenses, respectively.

The following table summarizes the Company’s stock option activities:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Fair Value
Outstanding, September 30, 2021	36,000	$0.01	9.75	$179,640
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
Outstanding, March 31, 2022	36,000	$0.01	9.25	$179,640
Exercisable, March 31, 2022	36,000	$0.01	9.25	$179,640

F-32

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - CONCENTRATION

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. For the six months ended March 31, 2022 and 2021, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

As of March 31, 2022 and September 30, 2021, $1,604,754 and $1,903,453 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of March 31, 2022 and September 30, 2021, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

The Company sells its products primarily through direct distributors in the People’s Republic of China (the “PRC”) and to some extent, the overseas customers in European countries, North America and Middle East. For the six months ended March 31, 2022, three customers accounted for 44.0%, 24.4% and 11.2% of the Company’s total revenue, respectively. For the six months ended March 31, 2021, two customers accounted for 40.2% and 37.1% of the Company’s total revenue, respectively.

As of March 31, 2022, three customers accounted for approximately 49.4%, 27.0% and 19.5% of the total accounts receivable balance, respectively. As of September 30, 2021, two customers accounted for approximately 61.0% and 33.1% of the total accounts receivable balance, respectively.

For the six months ended March 31, 2022, two suppliers accounted for approximately 24.2% and 22.1% of the total purchases, respectively. For the six months ended March 31, 2021, three suppliers accounted for approximately 27.6%, 16.0% and 15.9% of the total purchases, respectively.

NOTE 18 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended March 31, 2022 and 2021, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

The Company has an ongoing CIP project associated with the construction of a new manufacturing facility. As of March 31, 2022, future minimum capital expenditures on the Company’s CIP project amounted to approximately $2.0 million, among which approximately $1.0 million is required for the next 12 months from the date the Company’s unaudited condensed consolidated interim financial statements are released (see Note 8).

F-33

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19— SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The Company’s conducts its business in China through its wholly-owned subsidiaries. The Company’s subsidiary, Xi’an App-chem, is primarily engaged in the general administration and sales of the Company’s products. The subsidiaries of Xi’an App-chem are engaged in the manufacturing, research and development and raw material purchase (see Note 1).

The Company develops, manufactures and sells products to customers located in both Chinese and international markets. The Company’s products have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

Revenue by region

	For the six months ended March 31,
	2022	2021
	(Unaudited)	(Unaudited)
PRC	$13,096,937	$10,735,624
Overseas	591,463	963,206
Total revenue	$13,688,400	$11,698,830

Revenue by product categories

The summary of our total revenues by product categories for the six months ended March 31, 2022 and 2021 was as follows:

	For the six months ended March 31,
	2022	2021
	(Unaudited)	(Unaudited)
Fragrance compounds	$7,438,950	$5,957,386
Health supplements (solid drinks)	3,340,530	4,671,082
Bioactive food ingredients	2,908,920	1,070,362
Total revenue	$13,688,400	$11,698,830

NOTE 20 - SUBSEQUENT EVENTS

(1). Bank Loans

On May 18, 2022, Xi’an App-Chem’s subsidiary, Tianjin YHX, entered into a loan agreement with China Construction Bank to borrow RMB 1.0 million (equivalent to US$157,652) as working capital for one year, with maturity date on May 18, 2023 and interest rate of 3.96% per annum.

On June 23, 2022, the Company’s subsidiary, Xi’an App-Chem, entered into a loan agreement with Beijing Bank to borrow RMB 6 million (equivalent to US$0.9 million) short-term loan as working capital for one year, with interest rate of 5.22% per annum and maturity date on June 22, 2023. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu provided guarantee to this loan. In addition, the Company pledged its 100% ownership interest in App-Chem Ag-tech and certain free patent owned by the Company as collateral to guarantee this loan.

(2). Issuance of stock options to a new Board member

On June 27, 2022, Christopher Constable resigned from the position as an Independent Director and Chairman of the Audit Committee of the Company’s Board of Directors.

Effective June 28, 2022, the Board of Directors appointed Jeffrey J. Guzy to serve as a new Independent Director and a member and Chairman of the Audit Committee of the Board. Mr. Guzy has been granted $50,000 worth of options exercisable at $0.01 per share, determined by reference to the Company’s closing share price on June 27, 2022. An additional $20,000 worth of options were granted in consideration for Mr. Guzy’s service as audit committee chairman. The options shall vest and become exercisable by in equal monthly installments over the course of the director’s initial year of service.

(3). Exercise of the stock options

As disclosed in Note 16, pursuant to the Director Service Agreements with the Company’s independent directors and following the completion of the Company’s IPO, the Company granted stock options to three independent directors to purchase an aggregate of 36,000 shares of the Company’s ordinary shares, par value of $0.0001 per share, at exercise price of $0.01 per share, as part of the compensation to these independent directors. On July 4, 2022, 14,000 shares of warrants were exercised by one of the independent directors.

(4). Exercise of the warrants

As disclosed in Note 15, in connection with the Company’s IPO, the Company agreed to issue to the underwriters with warrants to purchase up to a total of 101,200 ordinary shares of the Company, with warrant terms of five years and an exercise price of $5.00 per share, among which 50,600 shares of warrants had been exercised on October 1, 2021 by cashless method, which resulted in 20,381 ordinary shares issued with no proceeds received by the Company from this transaction. Subsequently, on July 13, 2022, the underwriters elected to exercise the remaining 50,600 shares of warrants under the cashless method, which resulted in 31,845 ordinary shares issued with no proceeds received by the Company from this transaction.

F-34

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21— CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company, therefore, the financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of March 31, 2022 and September 30, 2021, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

F-35

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	March 31, 2022	September 30, 2021
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$4,327	$245,081
Acquisition deposit	1,000,000	1,000,000
Due from subsidiaries	9,775,000	10,000,000
Prepaid expenses and other current assets	55,100	2,600
TOTAL CURRENT ASSETS	10,834,427	11,247,681

NON-CURRENT ASSETS
Investment in subsidiaries	18,298,754	14,759,203

TOTAL ASSETS	$29,133,181	$26,006,884

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 8,350,381 and 8,330,000 shares issued and outstanding as of March 31, 2022 and September 30, 2021, respectively	$835	$833
Additional paid-in capital	15,630,251	15,540,433
Retained earnings	12,792,075	10,243,397
Accumulated other comprehensive income (loss)	710,020	222,221
Total Bon Natural Life Limited shareholders’ equity	29,133,181	26,006,884

Total liabilities and Bon Natural Life Limited shareholders’ equity	$29,133,181	$26,006,884

F-36

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the six months ended March 31,
	2022	2021
	(Unaudited)	(Unaudited)
General and administrative expenses	$(503,080)	$-
Interest income	5	-
Equity in earnings of subsidiaries	3,051,753	2,311,399

NET INCOME	2,548,678	2,311,399
Foreign currency translation adjustment	487,799	403,523
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$3,036,477	$2,714,922

F-37

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the six months ended March 31,
	2022	2021
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,548,678	$2,311,399
Adjustments to reconcile net cash flows from operating activities:		-
Equity in earnings of subsidiaries and	(3,051,753)	(2,311,399)
Stock-based compensation	89,820	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(52,499)	-
Net cash used in operating activities	(465,754)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash from subsidiaries	225,000	-
Net cash provided by financing activities	225,000	-

CHANGES IN CASH AND RESTRICTED CASH	(240,754)	-

CASH AND RESTRICTED CASH, beginning of period	245,081	-

CASH AND RESTRICTED CASH, end of period	$4,327	$-

F-38